

Mail Stop 3720

August 28, 2017

Richard J. Bressler
Chief Financial Officer
iHeartCommunications, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

      Re: iHeartCommunications, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 1-09645

Dear Mr. Bressler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Terry French for

                  Carlos Pacho
                  Senior Assistant Chief Accountant
                  AD Office 11 - Telecommunications